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Exhibit (a)(5)(i)

Celanese Corporation
Investor News Release	Investor Relations
1601 West LBJ Freeway
Dallas, Texas 75234-6034

Mark Oberle
Phone: +1 972 443 4464
Fax: +1 972 332 9373
mark.oberle@celanese.com
Celanese Announces Plans to Refinance Debt and Repurchase Shares
DALLAS, March 5, 2007 — Celanese Corporation (NYSE: CE), a global hybrid chemical company, today announced a comprehensive plan to refinance its existing senior credit facilities, senior subordinated notes and senior discount notes and to repurchase approximately $400 million of its common stock.
Upon completion, the proposed refinancing plan will reduce the Company’s debt by over $200 million, lower net interest expense, extend debt maturities and improve flexibility. In addition, the plan allows the Company to modify and simplify its global corporate and capital structure. In connection with the refinancing, the Company plans to:
•	Establish a new Credit Facility of up to $3,628 million, consisting of $2,280 million of U.S. dollar-denominated and €400 million of Euro-denominated new Term Loan B due 2014, a $600 million Revolving Credit Facility terminating in 2013 and a $228 million Credit-Linked Revolving Letter of Credit Facility terminating in 2014

•	Retire its existing Credit Facility of up to $2,450 million, which consists of $1,622 million Term Loan B due 2011, $600 million Revolving Credit Facility terminating in 2009 and $228 million Credit-Linked Revolving Facility terminating in 2009

•	Tender for all the outstanding 9.625% Senior Subordinated Notes due 2014 with an aggregate outstanding principal amount of approximately $796 million and 10.375% Senior Subordinated Notes due 2014, with an aggregate outstanding principal amount of approximately €130 million (“Senior Subordinated Notes”) and seek consent from the holders of those notes to eliminate substantially all covenants from the related indentures

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•	Tender for all the outstanding 10.0% Senior Discount Notes due 2014 and 10.5% Senior Discount Notes due 2014, with an accreted value of approximately $430 million as of March 31, 2007 (the “Discount Notes” and, together with the Senior Subordinated Notes, the “Notes”) and seek consent from the holders of those notes to eliminate substantially all covenants from the related indentures
Celanese also announced plans to repurchase up to an aggregate of $400 million of its outstanding common stock in a modified “Dutch auction” tender offer and from investment funds associated with The Blackstone Group (at the clearing price determined in the stock tender offer). Blackstone’s percentage ownership interest in the Company would remain substantially unchanged from its interest immediately prior to the stock tender offer. The Company plans to fund the share repurchase using a portion of the net proceeds from the oxo products and derivatives divestiture and existing cash balances.
In December 2006, Celanese announced a six-point strategy to enhance its earnings and EBITDA profile. A key component of the Company’s strategy is to identify opportunities to improve its balance sheet and capture incremental earnings. This transaction is a major milestone in the Company’s execution of this strategy.
“This comprehensive plan to reduce and restructure debt and repurchase shares is consistent with Celanese’s long-term financial objectives to convert the value of our strong cash generation by reducing our total leverage and enhancing the value of Celanese,” said David Weidman, chairman and chief executive officer. “The simplified capital structure will offer Celanese improved strategic and operational flexibility and is expected to be accretive to our adjusted earnings per share. By executing our comprehensive six-point growth strategy, we are confident that we will continue to generate significant cash flow and execute on our financial objectives.”
Credit Facility:
Celanese expects to establish a new senior secured credit facility of up to $3,628 million to refinance its existing credit facility and fund the debt tender offers. The terms of the new credit facility are expected to improve the Company’s financial and operational flexibility and reduce net interest

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expense. Merrill Lynch & Co. and Deutsche Bank Securities Inc. are acting as joint bookrunners and joint lead arrangers of the new credit facility.
Debt Tender Offers:
Celanese and certain of its subsidiaries, Crystal US Holdings 3 L.L.C., Crystal US Sub 3 Corp. (together “the Crystal entities”) and Celanese US Holdings LLC (formally, BCP Crystal US Holding Corp.), are offering to purchase for cash any and all of the Senior Discount Notes of the Crystal entities, and any and all of the Senior Subordinated Notes of Celanese US Holdings LLC. The debt tender offers will commence tomorrow, March 6, 2007. The companies are also soliciting consents to amend certain provisions of the related indentures in order to eliminate substantially all restrictive covenants currently contained in the indentures. Holders may not tender their Notes without also delivering consents or deliver consents without also tendering their Notes. The consent solicitations will expire at 5:00 p.m., New York City time, on March 19, 2007, unless extended (such date and time being referred to as the “Consent Time”). Holders must tender Notes by the Consent Time in order to be eligible to receive the consent payment equal to $35.00 per $1,000 principal amount of U.S. dollar-denominated Notes or €35.00 per €1,000 principal amount of Euro-denominated Notes, respectively. The offers to purchase will expire at 12:00 midnight, New York City time, on April 2, 2007, unless extended or earlier terminated. If the Company extends either of these dates and times, it will announce the new dates and times no later than 9:00 a.m., New York City time, on the next business day.
The price offered for the Notes will be calculated on March 19, 2007, using a yield equal to a fixed spread of 50 basis points plus the yield to maturity of the U.S. Treasury note or the German Bund, respectively, with a maturity closest to, but not past, the first date on which the respective notes are subject to redemption at the option of the Company. In addition, holders of the Senior Subordinated Notes will be paid accrued interest on the tendered notes to, but not including, the settlement date of the offers to purchase. The detailed methodology for calculating the total consideration for validly tendered Notes is outlined in the offer to purchase and consent solicitation statement, which will be available from the information agent for the debt tender offers beginning on March 6, 2007.

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The consummation of the debt tender offers is conditioned upon the entry into the credit facility described above, the receipt of the requisite consents to the proposed amendments to the indentures governing the Notes and other customary closing conditions. If the conditions are not satisfied, the companies are not obligated to accept for payment, pay for, or make any consent payments relating to any tendered Notes, and may terminate the debt tender offers. Subject to applicable law, the companies may waive any condition applicable to the debt tender offers and extend or otherwise amend the debt tender offers.
The information agent for the debt tender offers and consent solicitations and tender agent for the U.S. dollar-denominated Notes is D.F. King & Co., Inc. The Euro- denominated Notes tender agents are Deutsche Bank AG and Deutsche Bank Luxembourg S.A. The joint-lead dealer managers for the debt tender offers are Merrill Lynch & Co. and Deutsche Bank Securities Inc. Questions or requests for assistance may be directed to Merrill Lynch & Co. at 212-809-2663 or toll free at 888-654-8637 or to Deutsche Bank Securities Inc. at 212-250-7772. Noteholders with questions or who would like copies of the documents relating to the debt tender offers may call the information agent toll-free at 800-659-5550 beginning March 6, 2007.
This press release does not constitute an offer or solicitation to purchase or a solicitation of consents with respect to the Notes. That offer or solicitation will be made only by means of the debt offers to purchase and consent solicitation statements. The debt tender offers do not constitute a public tender offer for the purchase of notes or a public offering of financial instruments to any person to whom it is unlawful to make such an offer.
Stock Tender Offer:
Celanese, through its wholly owned subsidiary Celanese International Holdings Luxembourg S.à r.l., intends to purchase approximately $400 million of the Company’s common stock from public stockholders and separately from investment funds associated with The Blackstone Group following the stock tender offer, as described below. The number of shares proposed to be purchased represents approximately 8% of the Company’s currently outstanding common stock.

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Celanese will commence a modified “Dutch auction” tender offer to purchase up to 11,279,243 shares of the Company’s common stock at a price not greater than $30.50 per share nor less than $28.00 per share, for a maximum aggregate purchase price of approximately $344 million, tomorrow, March 6, and expects the stock tender offer to expire at 5:00 p.m. on April 3, 2007, unless extended. Celanese directors and executive officers will not be participating in this stock tender offer.
Investment funds associated with Blackstone (which currently own approximately 14% of the Company’s outstanding common stock) have elected not to participate in the stock tender offer. However, Celanese, acting through its wholly owned subsidiary Celanese International Holdings Luxembourg S.à r.l., has agreed to purchase shares of common stock from the investment funds associated with Blackstone such that Blackstone’s percentage ownership interest in the Company would remain substantially unchanged from its interest immediately prior to the stock tender offer. The shares purchased from Blackstone will be at the clearing price determined in the stock tender offer and will take effect on the 11th business day following the expiration of the stock tender offer.
With the shares received in the stock tender offer, Celanese will reorganize the corporate organizational structure of certain of its subsidiaries to achieve more integrated global operations and to provide various financial, strategic, and operational efficiencies.
The information agent for the stock tender offer is Georgeson. The depositary for the stock tender offer is Computershare Trust Company, N.A. The joint-lead dealer managers for the stock tender offer are Merrill Lynch & Co. and Deutsche Bank Securities Inc.
Stockholders with questions, or who would like to receive additional copies of the stock tender offer documents when they are available, may call the information agent toll-free at 866-314-1598 (Banks and brokers may call collect at 212-440-9800).
None of Celanese’s management, its Board of Directors, the dealer managers, the information agent or the depositary is making any recommendation to stockholders as to whether to tender or refrain from tendering their shares in the stock tender offer. Stockholders must decide for themselves how many shares to tender, if any, and the price within the stated range at which they want to tender

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their shares. Stockholders should consult with their tax and financial advisors before making this decision.
Tender Offers Statement:
The tender offers described in this release have not yet commenced and this press release is for informational purposes only and is not an offer to buy, or the solicitation of an offer to sell, any of the Company’s Notes or any shares of its common stock. The full details of the tender offers for the Notes and for the shares, including complete instructions on how to tender Notes or shares, as applicable, will be included in the offers to purchase, the letters of transmittal and related materials, which will be mailed to eligible noteholders and stockholders shortly. Noteholders and stockholders are strongly encouraged to read carefully the offers to purchase, the letters of transmittal and any other related materials, including materials filed with the Securities and Exchange Commission because they will contain important information. Stockholders may obtain free copies of the stock tender offer to purchase and other related materials once they are filed with the Securities and Exchange Commission at the Commission’s website at www.sec.gov. Stockholders also may obtain a copy of the stock tender offer documents, free of charge, from Georgeson, the Company’s information agent in connection with the stock tender offer, by calling toll-free 866-314-1598 (bankers and brokers can call collect at 212-440-9800). Noteholders also may obtain a copy of the documents relating to the debt tender offers, free of charge, from D.F. King & Co., Inc., the Company’s information agent in connection with the debt tender offers by calling toll-free 800-714-3312 (bankers and brokers can call collect at 212-269-5550). Noteholders and stockholders are urged to carefully read these materials prior to making any decisions with respect to the tender offers.

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About Celanese:
As a global leader in the chemicals industry, Celanese Corporation makes products essential to everyday living. Our products, found in consumer and industrial applications, are manufactured in North America, Europe and Asia. Net sales totaled $6.7 billion in 2006, with over 60% generated outside of North America. Known for operational excellence and execution of its business strategies, Celanese delivers value to customers around the globe with innovations and best-in-class technologies. Based in Dallas, Texas, the company employs approximately 8,900 employees worldwide. For more information on Celanese Corporation, please visit the company’s website at www.celanese.com.
Forward-Looking Statements:
This release may contain “forward-looking statements,” which include information concerning the Company’s plans, objectives, goals, strategies, future revenues or performance, capital expenditures, financing needs and other information that is not historical information. When used in this release, the words “outlook,” “forecast,” “estimates,” “expects,” “anticipates,” “projects,” “plans,” “intends,” “believes,” and variations of such words or similar expressions are intended to identify forward-looking statements. All forward-looking statements are based upon current expectations and beliefs and various assumptions. There can be no assurance that the company will realize these expectations or that these beliefs will prove correct. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements contained in this release. Numerous factors, many of which are beyond the Company’s control, could cause actual results to differ materially from those expressed as forward-looking statements. Certain of these risk factors are discussed in the Company’s filings with the Securities and Exchange Commission. Any forward-looking statement speaks only as of the date on which it is made, and the Company undertakes no obligation to update any forward-looking statements to reflect events or circumstances after the date on which it is made or to reflect the occurrence of anticipated or unanticipated events or circumstances.

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Debt Tender Offers Selling Restrictions
United Kingdom. Each debt tender offer has been issued by and is the sole responsibility of the respective issuer and is only for circulation to noteholders and other persons in the United Kingdom to whom it may lawfully be communicated in accordance with the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, any person satisfying this criteria being referred to as a “relevant person.” This communication may not be acted upon in the United Kingdom by anyone who is not a relevant person.
Republic of Italy. Neither the debt tender offers nor any of the information contained herein constitutes an offer or an invitation to offer to sell or a promotional message of any form to any person (natural or legal) resident in the Republic of Italy to purchase, exchange or acquire the notes, within the meaning of articles 1, lett. (v), and 102. ff, of Legislative Decree February 24, 1998, n. 58. The debt tender offers are not being made and will not be made, directly or indirectly, in or into, whether by mail or by any means or other instrument (including, without limitation, telephonically or electronically) or any facility of a national securities exchange publicly or privately available in the Republic of Italy. An offer to sell should not be made pursuant to the debt tender offers by any such use, means, instrument or facility or from within the Republic of Italy. Doing so may render invalid any purported offer to sell. Accordingly, copies of this statement and any related documents should not be mailed or otherwise forwarded, distributed or sent in, into or from the Republic of Italy and persons receiving such documents must not forward, distribute or send them in, into or from the Republic of Italy. Therefore, noteholders are hereby notified that, to the extent such noteholders are Italian residents or are located in the Republic of Italy, the debt tender offers are not available to them and, as such, any acceptance instruction on whatever form received from such person shall be void. Any person who may have a legal or contractual obligation to forward this statement and any related offer documents in the Republic of Italy should read this statement before doing so. No prospectus will be lodged with, or registered by, the Commissione Nazionale per le Societa e la Borsa (CONSOB) in respect of the debt tender offers. Accordingly, neither this statement nor any other material relating to the debt tender offers may be distributed or made available in the Republic of Italy.
Belgium. The debt tender offers are exclusively conducted under applicable private placement exemptions and therefore they have not been, and will not be notified to, and any other offering material relating to the debt tender offers has not been, and will not be, approved by the Belgian Banking, Finance and Insurance Commission (Commission Bancaire, Financière et des Assurances/Commissie voor het Bank-, Financie- en Assurantiewezen) pursuant to the Belgian laws and regulations applicable to the public offering of securities. Accordingly, the debt tender offers as well as any other materials relating to the debt tender offers may not be advertised, offered or distributed in any other way, directly or indirectly, to any other person located and/or

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resident in Belgium other than in circumstances which do not constitute an offer to the public in Belgium pursuant to the Belgian law of 22 April 2003 on the public offering of securities (loi relative aux offers publiques de titres/ /wet betreffende de openbare aanbieding van effecten) and the Belgian Royal Decree of 7 July 1999 on the public nature of financial transactions (Koninklijk Besluit over het openbaar karakter van financiele verrichtingen/ Arrête Royal relatif au caractère public des opérations financières).”
France. The debt tender offers do not constitute a public tender offer for the purchase of Notes nor a public offering of financial instruments in France (“appel public à l’épargne”), as defined in article L. 411-1 of the French Code Monétaire et Financier. Only providers of investment services relating to portfolio management for the account of third parties and/or qualified investors (“investisseurs qualifies”) acting for their own account, all as defined in Articles L.411-1, L.411-2 and D.411.1 to D. 411-4 of the French Code Monetaire et Financier, are eligible to offer to sell notes.
As required by article 211-4 of the General Regulations of the Autorité des Marchés Financiers, such providers of investment services relating to portfolio management for the account of third parties and/or qualified investors are informed that: (i) this Memorandum has not been submitted and will not be submitted to the clearance procedures of the Autorité des Marches Financiers in France ; (ii) with respect only to qualified investors, they must participate in the debt tender offers on their own account, in the conditions set out in articles D. 411-1, D. 411-2, D.734-1, D. 744-1, D. 754-1 and D.764-1 of the French Code Monétaire et Financier.
The offers to purchase and consent solicitation statements do not constitute and may not be used for or in connection with either an offer to any person to whom it is unlawful to make such an offer or a solicitation (“démarchage”) by anyone not authorised so to act in accordance with articles L. 341-3, L. 341-4 and L. 341-7 of the French Code Monétaire et Financier. Accordingly, the tender offers will not be proposed, under any circumstances, directly or indirectly, to the public in France.
SOURCE: Celanese Corporation.